Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

[            ], 2023

FT Energy Income Partners Enhanced Income ETF
120 East Liberty Drive, Suite 400

Wheaton, Illinois 60187

First Trust New Opportunities MLP & Energy Fund

120 East Liberty Drive, Suite 400

Wheaton, Illinois 60187

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to First Trust New Opportunities MLP & Energy Fund, a Massachusetts business trust (the “Target Fund”), to the holders of the shares of beneficial interest (the “Target Fund Shares”) of the Target Fund (the “Target Fund Shareholders”), and to FT Energy Income Partners Enhanced Income ETF (the “Acquiring Fund”), a series of First Trust Exchange-Traded Fund VIII, a Massachusetts business trust (the “Trust”), in connection with the proposed merger of the Target Fund with an into [        ] (the “Merger Sub”), a wholly-owned subsidiary of the Acquiring Fund of all of the assets and liabilities of the Target Fund to the Acquiring Fund, in exchange for shares of the Acquiring Fund (“Acquiring Fund Shares”) with an aggregate net asset value (“NAV”) equal to the NAV of the Target Fund, pursuant to the Agreement and Plan of Merger (the “Agreement”) dated [        ], 2023 (the contemplated transaction in its entirety being hereinafter referred to as the “Merger”).

For purposes of this opinion, we have examined and relied upon (1) the Agreement, (2) the Form N-14 filed by Acquiring Fund with the Securities and Exchange Commission, and (3) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Merger taking place in the manner described in the Agreement and the Form N-14 referred to above.

Based upon the foregoing, it is our opinion that:

(a) The Merger of the Target Fund with and into the Merger Sub pursuant to applicable state laws will constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Acquiring Fund and the Target Fund will each be a “party to a reorganization,” within the meaning of Section 368(b) of the Code, with respect to the Merger.

FT Energy Income Partners Enhanced Income ETF

First Trust New Opportunities MLP & Energy Fund

[         ], 2023

(b) No gain or loss will be recognized by the Acquiring Fund or the Merger Sub upon the Merger of the Target Fund with and into the Merger Sub pursuant to applicable state laws or upon the liquidation of the Merger Sub.

(c) No gain or loss will be recognized by the Target Fund upon the Merger of the Target Fund with and into the Merger Sub pursuant to applicable state laws.

(d) No gain or loss will be recognized by the Target Fund Shareholders upon the conversion of their Target Fund Shares solely into Acquiring Fund Shares in the Merger of the Target Fund with and into the Merger Sub pursuant to applicable state laws or upon the liquidation of the Merger Sub, except to the extent the Target Fund Shareholders receive cash pursuant to the Merger.

(e) The aggregate basis of the Acquiring Fund Shares received by each Target Fund Shareholder pursuant to the Merger (including any fractional Acquiring Fund Share to which a Target Fund Shareholder would be entitled) will be the same as the aggregate basis of the Target Fund Shares that were converted into such Acquiring Fund Shares. The holding period of the Acquiring Fund Shares received by each Target Fund Shareholder (including any fractional Acquiring Fund Share to which a Target Fund Shareholder would be entitled) will include the period during which the Target Fund Shares that were converted into such Acquiring Fund Shares were held by such shareholder, provided such Target Fund Shares are held as capital assets at the time of the Merger.

(f) The basis of the Target Fund’s assets received by the Merger Sub in the Merger will be the same as the basis of such assets in the hands of the Target Fund immediately before the Merger. The holding period of the assets of the Target Fund received by the Merger Sub in the Merger will include the period during which those assets were held by the Target Fund.

(g) The Acquiring Fund will succeed to and take into account the items of the Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

FT Energy Income Partners Enhanced Income ETF

First Trust New Opportunities MLP & Energy Fund

[        ], 2023

No opinion is expressed as to (1) the effect of the Merger on the Target Fund, the Acquiring Fund, the Merger Sub or any Target Fund shareholder with respect to any asset (including, without limitation, any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code) as to which any unrealized gain or loss is required to be recognized under federal income tax principles (a) at the end of a taxable year (or on the termination thereof) or (b) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction under the Code, or (2) any other federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

We express no opinion as to the federal income tax consequences of the Merger except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.

We hereby consent to the filing of this opinion letter with the Securities and Exchange Commission as an exhibit to the Form N-14 and to the references therein to us under the heading “B. Risk Factors — Principal Risks Related to the Proposed Mergers,” and “C. Information About the Mergers — Federal Income Tax Consequences”. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

Chapman and Cutler llp